UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Trip.com Group Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00125 per share

(Title of Class of Securities)

22943F100**

(CUSIP Number)

Baidu, Inc.

Baidu Holdings Limited

c/o Rong Luo, Chief Financial Officer

Telephone: +(86 10) 5992-8888

Email: ir@baidu.com

Facsimile: +(86 10) 5992-0000

Baidu Campus

No. 10 Shangdi 10th Street,

Haidian District, Beijing 100085

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share, par value US$0.00125 per share, of Trip.com Group Limited (the “Ordinary Shares”). No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 22943F100

1	NAME OF REPORTING PERSON Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,953,524
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,953,524
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,953,524
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%*
14	TYPE OF REPORTING PERSON CO

*

Percentage calculated based on a total of 646,691,754 Ordinary Shares issued and outstanding as of February 29, 2024, as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2023.

CUSIP No. 22943F100

1	NAME OF REPORTING PERSON Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,953,524
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,953,524
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,953,524
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%*
14	TYPE OF REPORTING PERSON CO

*

Percentage calculated based on a total of 646,691,754 Ordinary Shares issued and outstanding as of February 29, 2024, as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2023.

Explanatory Note

This Amendment No. 6 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on November 4, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on December 14, 2015, Amendment No. 2 to the Original Schedule 13D, filed on January 20, 2016, Amendment No. 3 to the Original Schedule 13D, filed on September 14, 2016, Amendment No. 4 to the Original Schedule 13D, filed on October 2, 2019, and Amendment No. 5 to the Original Schedule 13D, filed on September 14, 2023 (collectively, the “Original Filing”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing.

Item 1. Security and Issuer.

Item 1 is amended in its entirety as follows:

This statement on Schedule 13D relates to ordinary shares, par value US$0.00125 per share (the “Ordinary Shares”), and American Depositary Shares (the “ADSs”), each representing one Ordinary Share, in each case, of Trip.com Group Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 30 Raffles Place, #29-01, Singapore 048622.

The Issuer’s ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “TCOM” and the Issuer’s Ordinary Shares are listed on The Stock Exchange of Hong Kong Limited under the stock code “9961.”

Item 2. Identity and Background.

Item 2 is amended by replacing the Schedule A and Schedule B to the Original Filing with the Schedule A and Schedule B hereto.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A and Schedule B hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Items 5(a) is hereby amended and restated in its entirety as follows:

(a)

As of September 27, 2024, (i) Baidu Holdings Limited beneficially owns 45,953,524 Ordinary Shares, or 7.11% of the issued and outstanding Ordinary Shares, and (ii) Baidu, Inc., being the sole shareholder of Baidu Holdings Limited, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 45,953,524 Ordinary Shares, all of which are directly held by Baidu Holdings Limited, or 7.11% of the issued and outstanding Ordinary Shares.

Items 5(c) is hereby amended and restated in its entirety as follows:

(c)

On September 25, 2024, Baidu Holdings Limited sold 10,525,696 ADSs through open market transactions on the U.S. market at a price of US$50.16 per ADS pursuant to Rule 144 under the Securities Act of 1933, as amended.

From September 14, 2023 to February 5, 2024, Baidu, Inc. sold 4,303,219 ADSs representing 4,303,219 Ordinary Shares through open market transactions on the U.S. market with price ranging from US$36.03 and US$37.29 per ADS pursuant to Rule 144 under the Securities Act of 1933, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024

Baidu Holdings Limited

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

SCHEDULE A

Directors and Executive Officers of Baidu, Inc.

The business address of each of the following directors and executive officers is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
James Ding	Hong Kong, China
Brent Callinicos	USA
Yuanqing Yang	PRC
Jixun Foo	Singapore
Sandy Ran Xu	PRC

Executive Officers:

Name	Title	Citizenship
Robin Yanhong Li	Chairman and Chief Executive Officer	PRC
Rong Luo	Chief Financial Officer	PRC
Haifeng Wang	Chief Technology Officer	PRC
Dou Shen	Executive Vice President	PRC
Victor Zhixiang Liang	Senior Vice President	PRC
Shanshan Cui	Senior Vice President	PRC

SCHEDULE B

Directors and Executive Officers of Baidu Holdings Limited

The business address of the following director is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Director:

Name	Citizenship
Robin Yanhong Li	PRC

Executive Officers:

N/A